US$2,500,000,000	Filed pursuant to rule 433
6.875% Senior Notes due 2038	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa3 (stable outlook)/AA-(negative watch)/AA(negative outlook) (Moody’s / S&P / Fitch)
Trade Date:	February 27, 2008
Settlement Date:	March 5, 2008 (T+5 days)
Maturity:	March 5, 2038
Par Amount:	U.S.$2,500,000,000.
Ranking:	Senior
Semi-Annual Coupon:	6.875% per annum.
Re-offer Spread to Benchmark:	T30 + 230 basis points
Re-offer Yield:	6.929% per annum
Public Offering Price:	99.322%
Net Proceeds to Citigroup:	$2,461,175,000 (before expenses).
Interest Payment Dates:	The 5th day of March and September in each year, with following business day convention. The first interest payment date is September 5, 2008.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:
Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Junior Co-Managers:	Banc of America Securities LLC
Barclays Capital Inc.
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
Greenwich Capital Markets, Inc.
UBS Securities LLC
CUSIP:	172967 EP 2

ISIN:	US172967EP21

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.